Exhibit 12.1

EPICOR SOFTWARE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except ratio data)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings
Income before income taxes	$38,607	$33,934	$25,476	$8,603	$(8,464)
Fixed charges per below	9,274	1,681	768	195	645

	$47,881	$35,615	$26,244	$8,798	$(7,819)

Fixed Charges
Interest expense	8,430	$1,471	$604	$70	$417
Amortization of debt expenses	844	210	164	125	228

	$9,274	$1,681	$768	$195	$645

Ratio of earnings to fixed charges	5.16x	21.19x	34.17x	45.12x	—

Deficiency of earnings available to cover fixed charges	$—	$—	$—	$—	$8,464